UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 33-89506

Berthel Growth & Income Trust I

(Exact name of registrant as specified in its Charter)

701 Tama Street, Marion, Iowa 52302, (319) 447-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shares of Beneficial Interest

(Title of each class of securities covered by this Form)

None

Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports.

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[_]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[_]
Rule 15d-6	[_]

Approximate number of holders of record as of the certification or notice date: 880

Pursuant to the requirements of the Securities Exchange Act of 1934, Berthel Growth & Income Trust I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 26, 2012

Berthel Growth & Income Trust I

By: BFC Planning, Inc., an Iowa corporation

Its: Trust Advisor

By: /s/ Daniel P. Wegmann

Daniel P. Wegmann, CFO